July 26, 2006



Donna Levy
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549


Re:    Evans Systems, Inc.
       Information Statement on Schedule 14C
       Filed on May 12, 2006
       Restated Filed on July 25, 2006
       File No. 000-21956


Dear Ms. Levy:

In connection with the above referenced filing, this letter will confirm that the Evans Systems, Inc. (the "Company") is aware of and acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-    the  Company  may  not  assert  staff  comments  and  the   declaration  of
     effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Please contact me if you have any further questions regarding this matter. Very truly yours, EVANS SYSTEMS, INC.


By:    /s/ Blair R. Couey
       ------------------------------
       Blair R. Couey
       President;
       Chief Executive Officer; and
       Director